

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2022

Panyan Yu
Chief Financial Officer
Greencity Acquisition Corp
505 Eshan Road, Floor 6
Pudong New District
Shanghai, 200120
China

> **Re: Greencity Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 6, 2022**
> **File No. 001-39404**

Dear Panyan Yu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Shuya Tan, Esq.